FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March 2003

Commission File Number: ___________________



                                 SUPER-SOL LTD.

                 (Translation of registrant's name into English)

                           30 Shmotkin Benyamin Street
                           Rishon Lezion, 75363 Israel
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F___X___ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
-------------



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
---------------



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

     1. Registrant's Immediate Report regarding the resignation of a senior officer pursuant to Section 34(a) of the Securities Regulations (Periodic and Immediate Reports) - 5730-1970, following the Immediate Report from January 30, 2003.

     2. Registrant's Immediate Report regarding the appointment of an Acting Chief Executive Officer.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Super-Sol Ltd.



Date: March 13, 2003                       By: /s/ Linda Shafir
                                               ----------------

                                             Linda Shafir, Advocate
                                             Legal Counsel and Company Secretary


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                                  EXHIBIT INDEX



Exhibit                    Description
Number                     of Exhibit


10.1 Immediate Report regarding the resignation of a senior officer pursuant to Section 34(a) of the Securities Regulations (Periodic and Immediate Reports) - 5730-1970, following the Immediate Report from January 30, 2003.

10.2 Immediate Report regarding the appointment of an Acting Chief Executive Officer.

                                  EXHIBIT 10.1


                                SUPER - SOL LTD.
                     Company Secretariat - Legal Department


--------------------------------------------------------------------------------
To:                               To :                      To:
The Tel Aviv Stock Exchange Ltd.  The Securities Authority  Companies Registrar
54 Echad Ha'am St.                22 Kanfei Nesharim St.    POB 767
Tel Aviv 65202                    Jerusalem 95464           Jerusalem 91007
(Fax: 516-0630 and                                  (Fax: 02-651-3940 and
registered mail)



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   Immediate Report regarding the resignation of a senior officer pursuant to
  Section 34(a) of the Securities Regulations (Periodic and Immediate Reports)
                                  -  5730-1970


              Following the Immediate Report from January 30, 2003

Registration number at the Companies Registrar: P.C. 52-002273-2

               Information in Respect of Resigning Senior Officer

1.       Name: Amiaz Sagis.
2.       ID: 00007922.
3.       Vacated position: Chief Executive Officer.
4.       Date of resignation: March 12, 2003.
5. Following the Immediate Report from January 30, 2003, to the best knowledge of the Company, the circumstances of the resignation are not such that they need to be brought to the knowledge of the Company's shareholders.
6.       This report was transmitted by facsimile to:
         The Securities Authority on March 12, 2003 at 14:50.
         The Tel Aviv Stock Exchange Ltd. on March 12, 2003 at 14:50.

Yours Sincerely,
/s/ Linda Shafir
----------------

Linda Shafir, Adv.
General Counsel and Company Secretary


                                  EXHIBIT 10.2
                                SUPER - SOL LTD.

                                                     March 12, 2003

To :                       To:                  To:
The Securities Authority   Companies Registrar  The Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.     POB 767              54 Echad Ha'am St.
Jerusalem 95464            Jerusalem 91007      Tel Aviv 65202
                           (registered mail)    (Fax: 516-0630 and
(Fax: 02-651-3940                               registered mail)
and registered mail)
--------------------------------------------------------------------------------

Dear Sir/Madam,

   Re: Super-Sol Ltd. (hereafter : the "Company") - Immediate Report regarding the appointment of an Acting Chief Executive Officer

1.       Name of the Acting Chief Executive Officer: Chaim Elkan.
2.       Date of appointment: March 12, 2003.
3.       ID: 004908950.
4.       Date of birth: October 3, 1945.
5.       Personal address: Moshav Gan Hadarom 230 D.N. Avtach 79255.
6.       Education: Academic.
7. Business experience in the previous five years: Served as the Executive Vice President - Logistics and Freshness in the Company, as Chief Executive Officer of "Katif" Ltd. and Chairman of Gidron Industries Ltd., which are subsidiaries of the Company, and as a director in subsidiaries of the Company.
8. Description of other positions he fills in the Company, in its subsidiaries or personal interests he has in the Company: Serves as Executive Vice President - Logistics and Freshness in the Company, as Chief Executive Officer of "Katif" Ltd. and Chairman of Gidron Industries Ltd., which are subsidiaries of the Company, and as a director in subsidiaries of the Company.
9. He is not a relative of another senior officer or an interested party of the Company.
10. Description of shares and convertible securities that he holds in the Company, its subsidiaries or affiliates: He holds 26,179 ordinary shares, par value NIS 1.00 each, of the Company, which constitutes 0.0123% of the issued and outstanding share capital of the Company, and 319,000 options granted to him under the Company's employee option plan.
11.      This report was transmitted by facsimile to:
         The Securities Authority on March 12, 2003.
         The Tel Aviv Stock Exchange Ltd. on March 12, 2003.

                                              Yours Sincerely,

                                              /s/ Linda Shafir
                                              ----------------

                                              Linda Shafir, Adv.
                                              General Counsel and Company
                                              Secretary